UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 14, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES MARKETING AND DISTRIBUTION DEAL WITH SANQUIN

LEIDEN, THE NETHERLANDS, NOVEMBER 12, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced the start of a marketing and distribution agreement with Sanquin, the Dutch Blood Supply Foundation.

Under the terms of the agreement, Crucell will get exclusive distribution rights of Cofact(R) - Sanquin's prothrombin complex of blood factors II, VII, IX and X which is currently in MRP (mutual recognition procedure) registration - in a number of Crucell's key markets including Norway, Sweden, Denmark, Spain and Italy. Crucell will also have a right of first refusal for China, Korea and a number of Eastern European countries.

Crucell's Chief Executive Officer, Ronald Brus said: "This deal complements the distribution agreement that is in place with Talecris since April 2007. Both deals are in line with our protein strategy to enhance Crucell's market presence with plasma derived products."

Cofact(R) is a market leading product in the Netherlands and Belgium with approximately (euro) 10 million in sales annually in these countries alone. The European market is estimated to amount up to (euro) 100 million. Cofact(R) is aimed at promoting blood-clotting for patients treated with anti-coagulants that have bleeding as a result of trauma or urgent surgery, or for prophylactically treating patients with Factor II, VII and X deficiencies.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad pipeline, with several products based on its unique PER.C6(R) production technology in development. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).


FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                                      INVESTORS/ANALYSTS:
Barbara Mulder                              Oya Yavuz
Director Corporate Communications           Director Investor Relations
Tel: +31-(0) 71-519 7346                    Tel. +31-(0) 71-519 7064
press@crucell.com                           ir@crucell.com
www.crucell.com                             www.crucell.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   November 14, 2007                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer